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Regulatory Announcement

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Company	Tesco PLC
TIDM	TSCO
Headline	Director/PDMR Shareholding
Released	16:01 10-Apr-06
Number	3144B

RNS Number:3144B
Tesco PLC
10 April 2006

10th April 2006

SHAREHOLDINGS OF DIRECTORS AND PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

TESCO EMPLOYEE SHARE INCENTIVE PLAN ("Plan")ANNOUNCEMENTS

1. Tesco PLC has today been notified that on 7th April 2006 the Trustees of the Plan purchased Ordinary Shares of 5 pence each in the Company at a price of 326.25p on behalf of the directors and persons discharging managerial responsibilities ('PDMRs') listed below:

Director / PDMR	Number of shares
R W Brasher	34
P A Clarke	34
A Higginson	34
T P Leahy	34
T J R Mason	34
D T Potts	34
L Neville-Rolfe	34

2. The Trustees transferred 128,229 Ordinary Shares of 5 pence each from Lloyds TSB Registrars Corporate Nominee Limited AESOP1 (allocated shares) to Lloyds TSB Registrars Corporate Nominee Limited AESOP 2 (unallocated shares). The transfer was made following the forfeiture of shares, under the rules of the Plan, by participants who have left the group since the last purchase. The Directors above, together with 150,000 other employees, are potential participants in the Plan and are to be treated as interested in the 11,805,087 shares held by Lloyds TSB Registrars Corporate Nominee Ltd AESOP2 (unallocated shares).

This announcement is made in accordance with the requirements of DR 3.1.4 R(1) (a) and DR 3.1.4 R(1)(b).

Enquiries: J Lloyd
Deputy Secretary
Tesco PLC
Delamare Road
Cheshunt
Hertfordshire
EN8 9SL
Tel: 01992 644608

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Regulatory Announcement

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Free annual report

Company	Tesco PLC
TIDM	TSCO
Headline	Director/PDMR Shareholding
Released	17:19 12-Apr-06
Number	4748B

RNS Number:4748B
Tesco PLC
12 April 2006

12th April 2006

Tesco PLC

NOTIFICATION OF INTEREST OF DIRECTORS AND CONNECTED PERSONS

QUEST - TRANSFER

Tesco PLC announces that on Wednesday 12th April 2006 95,059 Ordinary Shares of 5p in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981).

As a result of the transfer, P A Clarke, R W P Brasher, A T Higginson, T P Leahy, T J R Mason, D T Potts, and other persons discharging managerial responsibility ('PDMRs') who are beneficiaries of the trust, ceased to have an interest in the 95,059 Ordinary Shares of 5p each in the Company.

This announcement is made in accordance with the requirements of DR 3.1.4 R(1) (a) and DR 3.1.4 R(1)(b).

Enquiries: J Lloyd
Deputy Secretary
Tesco PLC
Delamare Road
Cheshunt
Hertfordshire
EN8 9SL
Tel: 01992 644608

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Free annual report

Company	Tesco PLC
TIDM	TSCO
Headline	Director/PDMR Shareholding
Released	17:14 12-Apr-06
Number	4741B

RNS Number:4741B
Tesco PLC
12 April 2006

12th April 2006

Tesco PLC

NOTIFICATION OF INTEREST OF DIRECTORS AND CONNECTED PERSONS

QUEST - SUBSCRIPTION

Tesco PLC ('the Company') announces that on 12th April 2006, 95,059 Ordinary shares of 5p each in the Company were allotted and issued to Tesco QUEST Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, at a subscription price of 198.00p per share pursuant to the Company's Savings-Related Share Option Scheme (1981).

As a result of the allotment and issue, P A Clarke, A T Higginson, T P Leahy, T J R Mason, D T Potts, R W P Brasher, all collectively have an interest in the 95,059 Ordinary Shares of 5p each in the Company as the beneficiaries of the trust include all employees of the group including these Directors and other persons discharging managerial responsibility ('PDMRs').

This announcement is made in accordance with DR 3.1.4 R(1)(a) and DR 3.1.4 R(1)(b).

Enquiries: J Lloyd
Deputy Secretary
Tesco PLC
Delamare Road
Cheshunt
Hertfordshire
EN8 9SL
Tel: 01992 644608

This information is provided by RNS
The company news service from the London Stock Exchange

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